PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

May 10, 2013

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Post-Effective Amendment Nos. 229, 251, 259, 273, 282, 291, 300, 308, 315, 322, 327, 332, 342, 347, 352, 360, 367, 372, 380, 387, 396 and 404 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-138490 and 811-21977)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to the PowerShares CSI Fundamental Greater China Portfolio (the “Fund”):

Filing Date	Accession Number
July 8, 2011	0001104659-11-038436
September 21, 2011	0001104659-11-052730
October 20, 2011	0001104659-11-056918
November 18, 2011	0001104659-11-065155
December 16, 2011	0001104659-11-069884
January 13, 2012	0001104659-12-001965
February 10, 2012	0001104659-12-008437
March 9, 2012	0001104659-12-016978
April 6, 2012	0001104659-12-024196
May 4, 2012	0001104659-12-033235
May 21, 2012	0001104659-12-038688
June 1, 2012	0001104659-12-041162
June 29, 2012	0001104659-12-046880
July 27, 2012	0001104659-12-051794
August 24, 2012	0001104659-12-059981
September 21, 2012	0001104659-12-064774
October 19, 2012	0001104659-12-070121
November 16, 2012	0001104659-12-078557
December 14, 2012	0001104659-12-084196

January 11, 2013	0001104659-13-002009
February 8, 2013	0001104659-13-008801
March 11, 2013	0001104659-13-019110
April 10, 2013	0001104659-13-028302

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Mark Greer at (312) 807-4393. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Andrew Schlossberg
Title:	Andrew Schlossberg, President